

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

James D. Swift, M.D.
Chief Executive Officer
Pediatrix Medical Group, Inc.
1301 Concord Terrace
Sunrise, FL 33323

   Re: Pediatrix Medical Group, Inc.
     Definitive Proxy Statement on Schedule 14A
     Filed March 31, 2023
     File No. 001-12111

Dear James D. Swift:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Disclosure Review Program